SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
A Publicly Listed company

PETROBRAS DISTRIBUIDORA S.A.
An Unlisted Company

PRESS RELEASE

BR Distribuidora acquires Agip do Brasil S.A.

(Rio de Janeiro, August 09, 2004). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces that its subsidiary Petrobras Distribuidora S.A. (BR) officially closed today, in São Paulo, the acquisition of 100% of the common stock representing the entire capital of Agip do Brasil S.A., previously owned by ENI B.V. The total value of the operation reached US$ 450 million (four hundred fifty million United States dollars), to be adjusted based on the balance sheet of the closing date, including the acquisition, by another Petrobras subsidiary, of the debt of Agip do Brasil with its parent company ENI B.V.

In the negotiation, Petrobras Distribuidora (BR) acquired the following assets:

1.

In the Liquefied Petroleum Gas (LPG) segment: 28 Bottling Plants, 28 Commercial Warehouses, and the Liquigás, Tropigás and Novogás brands, responsible for serving more than 35 million final consumers, through a network of 5 thousand dealers and a market share of 21.4% of the LPG market in Brazil;

2.

In the lubricants segment: Contracts involving the rights to sell Petrobras lubricants through more than 5 thousand resale outlets currently used for selling Agip lubricants, which guaranteed Italian products a market share of around 3.7% of the market in Brazil;

3.

In the fuels segment: Contracts involving a network of approximately 1,600 service stations distributed throughout 10 Brazilian states (SP, MG, RJ, MT, MS, TO, GO, PR, SC and RS), in addition to nine wholly owned distribution bases and shares in 11 distribution pools, with total tankage of 100 thousand cubic meters, in addition to the Ipê, Companhia São Paulo, Hora Extra and Shop Bar brands.

For contractual reasons, a new corporate name will be created to replace Agip do Brasil temporarily. As a result, Sophia do Brasil S.A. is created on a transitory basis, which is an oil byproducts distribution company wholly owned by Petrobras Distribuidora S.A.

Combining the market share held by Agip to the BR share in the Liquefied Petroleum Gas (LPG) market in Brazil in December of 2003, Sophia do Brasil S.A would have held 21.8% of the total.

The acquisition of Agip do Brasil S.A. contributes toward achieving the objectives established in Petrobras' Strategic Planning for its BR subsidiary of expanding its share in the LPG distribution segment, and also of consolidating its penetration in the automotive fuel distribution market in certain regions of the country.

José Sergio Gabrielli de Azevedo	Nelson José Guitti Guimarães
Petrobras CFO and Investor Relations Officer	Petrobras Distribuidora Financial and Services Director

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9, 2004

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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